Silenseed Ltd.
2  HaMa’ayan Street
Modi’in Technology Park
Modi’in 7177871, Israel

November 9, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Request to Withdraw Registration Statement on Form F-1 (File No. 333- 196753)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Silenseed Ltd. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2014.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant respectfully advises the Commission that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Should you have any questions regarding this matter, please contact counsel to the Registrant, Shy Baranov, Esq., of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP at (212) 660-5000.

Very truly yours,

/s/ Amotz Shemi
Amotz Shemi
Chief Executive Officer